

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2011

Dean Konstantine
President, Chief Executive Officer and Director
Nevada Health Scan, Inc.
16459 Pauhaska Place
Apple Valley, CA 92307

**Re: Nevada Health Scan, Inc.
Amendment No. 2 to Form 10-12G
Filed February 23, 2011
File No. 000-54231**

Dear Mr. Konstantine:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 11 regarding your plan of operations that, on February 11, 2011, E-Band Media Inc. acquired China Green Refractories. Please revise your disclosure to provide the material terms of that transaction, including quantifying the consideration received by Mr. Konstantine, Ms. Resma and any other affiliates or promoters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest at 202-551-3432 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Daniel C. Masters, Esq.
Via *facsimile*: (858) 459-1103